[Chadbourne & Parke Letterhead]


                                   March 25, 2015


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549



       Re:The Adams Express Company ("Company")
          Definitive Proxy Statement on Form DEF 14A
          Filed on March 10, 2015
          (File No. 811-00248)


Ladies and Gentlemen:

          This letter is in response to comments of the staff (the "Staff") of the Securities and Exchange Commission made during telephone conversations between Amy Miller, Senior Counsel
- the Division of Investment Management, and Kevin Smith, of this office, in connection with the above-referenced definitive proxy statement. Specifically, Ms. Miller asked us to confirm that the Company's pending name change from "The Adams Express Company" to "Adams Diversified Equity Fund, Inc." is consistent with the Company's investment policies and Rule 35d-1 under the Investment Company Act of 1940, as amended. We confirm that the Company has, as part of its investment objectives and policies, a policy that "Normally, the bulk of the Company's assets will be invested in common stocks or securities convertible into common stocks". As discussed, the Company is revising its compliance policies to clarify that the Company interprets the foregoing policy to mean that at least 80% of the Fund's assets are invested in equities such as common stocks and securities convertible into common stocks. The Company will include disclosure in its next annual report to shareholders in connection with the name change informing shareholders of this clarification to its compliance policies.

          Please telephone Kevin Smith at (212) 408-1092 if you require additional information.

                              Very truly yours,






                              /s/ CHADBOURNE & PARKE LLP